SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BVR SYSTEMS (1998) LTD. REPORTS SECOND QUARTER RESULTS FOR 2005

        Rosh Ha’ayin, Israel – August 9, 2005 – BVR Systems (1998) Ltd. (OTCBB: BVRSF.OB), a diversified world leader in advanced military training and simulation systems, today announced a net earning of $65 thousands or $0.00 per share for the second quarter of 2005, compared with a net loss of $1.1 million, or $0.01 per share for the second quarter of 2004. Net loss for the first six months of 2005 was $0.15 million or $0.00 per share, compared with a net loss of $1.3 million or $0.03 per share for the first six months of 2004.

        Revenues for the second quarter of 2005 were $3.9 million, compared with revenues of $2.5 million for the second quarter of 2004. For the first six months of 2005, BVR’s revenues were $8.8 million compared with revenues in the first six months of 2004 of $5.4 million.

        Gross profits for the second quarter of 2005 were $1.0 million, compared with a gross loss of $0.2 million for the second quarter of the previous year. For the first six months of 2005, gross profits were $1.8 million compared with a gross profit of $0.4 million for the first six months of 2004.

        Operating earnings for the second quarter of 2005 were $74 thousand, compared with an operating loss of $0.9 million for the same period last year. Operating losses for the first six months of 2005 were $0.12 million compared with an operating loss of $1.2 million for the first six months of 2004.

        BVR’s order backlog at the end of the second quarter of 2005 was approximately $12.9 million.

        Mr. Gillies Ilan, BVR Systems CEO, commented: “We are satisfied with the results. We continue to focus on the execution of our business strategies.”

BVR Systems (1998) Ltd., (OTCBB: BVRSF.OB) is a diversified world leader in advanced defense training and simulation systems. For more information, visit the Company's web site at http://www.bvrsystems.com.

Safe Harbor

This press release contains forward-looking statements within the meaning of the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of BVR Systems’ management and are subject to a number of factors and uncertainties that could cause actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. These factors include but are not limited to the fact that the Company has experienced reductions in backlog; the Company has reported operating and/or net losses in the past and may report operating and/or net loses in the future, conditions in Israel affect the Company’s operations and may limit its ability to produce and sell its products, changes in technology and market requirements; decline in demand for the Company’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition. For other factors that could cause BVR Systems’ results to vary from expectations, please see the Company’s reports filed from time to time with the SEC.

Contacts:
Reuven Shahar, CFO
BVR Systems (1998) Ltd.
Tel: 011 972 3 900 8000

B.V.R. Systems (1998) Ltd.

Consolidated Balance Sheet

	June 30		December 31
	2005	2004	2004
	US$ thousands	US$ thousands	US$ thousands
	Unaudited	Unaudited	Audited

Assets

Current assets

Cash and cash equivalents	211	258	2,664
Restricted bank deposits	2,564	1,380	2,563
Trade receivables	5,607	3,879	3,884
Other receivables and prepaid expenses	595	800	435
Inventories	2,157	2,257	2,175

Total current assets	11,134	8,574	11,721

Long-term restricted bank deposits	811	-	-

Other assets, net	-	1,224	1,114

Fixed assets

Cost	9,977	9,629	9,712
Less - accumulated depreciation	(9,026)	(8,623)	(8,864)

Fixed assets, net	951	1,006	848

Total assets	12,896	10,804	13,683

B.V.R. Systems (1998) Ltd.

Consolidated Balance Sheet

	June 30		December 31
	2005	2004	2004
	US$ thousands	US$ thousands	US$ thousands
	Unaudited	Unaudited	Audited

Liabilities and Shareholders' Equity

Current liabilities

Short-term bank credit	517	541	517
Short-term loan from related party	120	-	120
Trade payables	4,198	3,324	2,204
Deferred revenue	1,303	3,016	3,279
Other payables and accrued expenses	1,806	2,602	2,852

Total current liabilities	7,944	9,483	8,972

Long-term liabilities
Long-term loans	516	1,033	1,033
Long-term payables	862	120	-
Liability for employee severance benefits, net	88	136	69

Total long-term liabilities	1,466	1,289	1,102

Shareholders' equity
Share capital	21,284	17,296	21,247
Additional paid-in capital	17,692	18,513	17,700
Receivable on account of shares	-	(380)	-
Accumulated deficit	(35,490)	(35,397)	(35,338)

	3,486	32	3,609

Total liabilities and shareholders' equity	12,896	10,804	13,683

B.V.R. Systems (1998) Ltd.

Consolidated Statements of Operations

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2005	2004	2005	2004	2004
	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands
	Unaudited	Unaudited	Unaudited	Unaudited	Audited

Income from sales	8,823	5,441	3,926	2,543	12,684

Cost of sales	7,008	5,038	2,850	2,770	10,231

Gross profit (loss)	1,815	403	1,076	(227)	2,453

Operating expenses:

Research and development	344	85	144	49	294
Selling and marketing	694	566	384	264	1,139
General and administrative	897	938	474	368	1,822

Operating earning (loss)	(120)	(1,186)	74	(908)	(802)

Financial income
(expenses), net	5	(255)	13	(139)	(496)
Other income, net	-	192	-	-	192

Earning (loss) before
income taxes	(115)	(1,249)	87	(1,047)	(1,106)
Income tax expenses	(37)	(35)	(22)	(20)	(119)

Net earning (loss) for the
period	(152)	(1,284)	65	(1,067)	(1,225)

Earning (loss) per share:

Basic and diluted earning
(loss) per share (in US$)	(0.00)	(0.03)	0.00	(0.01)	(0.01)

Weighted-average number
of ordinary shares of
nominal NIS 1.00 par value
outstanding (in thousands)
used in basic and diluted
earning (loss) per share
calculation	95,450	44,744	95,482	72,893	106,342

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. BY: /S/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: August 10, 2005